1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
25 October 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Abbreviation: Chalco	Number of Announcement: Lin no.2010-23

ALUMINUM CORPORATION OF CHINA LIMITED
ANNOUNCEMENT OF RESOLUTIONS PASSED AT
THE FIFTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint responsibilities for any false representation, misleading statements contained herein or material omission from this announcement.

The fifth meeting of the fourth session of the Board of Aluminum Corporation of China Limited (the "Company") was convened at the conference room of the Company's office building located at No. 62 North Xizhimen Street, Haidian District, Beijing, at 9:00 a.m. on 25 October 2010. 8 out of the 9 eligible directors attended the meeting in person. With 9 valid voters, the meeting quorum was reached in accordance with statutory requirements. Mr. Lv Youqing was unable to attend the meeting due to other engagements, and appointed Mr. Luo Jianchuan to attend the meeting on his behalf and vote according to his intention indicated.

Supervisors, senior management members and relevant personnel of the Company attended the meeting as non-voting participants. The meeting was convened in compliance with relevant provisions including the Company Law of the People's Republic of China and the Articles of Association of the Company ("Articles of Association"). The following resolutions were passed:

I.	THE PROPOSAL IN RELATION TO THE 2010 THIRD QUARTERLY REPORT OF THE COMPANY WAS CONSIDERED AND APPROVED.

II.	THE PROPOSAL IN RELATION TO THE EXPANSION OF BUSINESS SCOPE OF THE COMPANY AND THE CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION WAS CONSIDERED AND APPROVED.

1.

It was approved that the item "research and development, production and sales of products applying integrated use of tailings (including red mud)" would be added to the business scope of the Company and Clause 2 of Article 13 of the Articles of Association would be amended correspondingly as follows:

The business scope of the Company includes: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid (or hazardous chemical); electricity generation and sales; research and development, production and sales of products applying integrated use of tailings (including red mud); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service.

2.

The above amendments to the Articles of Association would be submitted to the 2010 second extraordinary general meeting of the Company for consideration and approval, and to the competent PRC authorities for approval and filing as and when appropriate.

III.

THE PROPOSAL IN RELATION TO THE PROVISION OF A COUNTER GUARANTEE BY THE COMPANY IN FAVOUR OF ALUMINUM CORPORATION OF CHINA FOR THE SIMANDOU PROJECT IN GUINEA WAS CONSIDERED AND APPROVED.

1.	It was approved that the Company would provide a counter guarantee in favour of Aluminum Corporation of China for the Simandou project in Guinea.

Since Aluminum Corporation of China is the controlling shareholder of the Company, the above matter therefore constitutes a connected transaction. Mr. Xiong Weiping and Mr. Lv Youqing, being connected directors, had abstained from voting and other directors (including independent non-executive directors) had confirmed that:

(1)	the abovementioned connected transaction is conducted in the ordinary and usual course of business of the Company;

(2)	the abovementioned connected transaction is on normal commercial terms; and

(3)	the respective terms of the abovementioned connected transaction are fair and reasonable and in the interests of the Company and its shareholders as a whole.

2.

All directors of the Company agreed to establish an independent board committee of the Board of the Company, so as to provide advice to the independent shareholders of the Company in respect of the abovementioned connected transaction. Independent board committee comprises independent directors of the Company, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao.

3.	It was agreed to appoint an independent financial adviser to provide independent financial advice in respect of the abovementioned connected transaction.

4.	The above matter will be proposed to the 2010 second extraordinary general meeting of the Company for consideration and approval.

The Company will make a further announcement of the details of the resolution in respect of the abovementioned counter guarantee.

IV.	THE PROPOSAL IN RELATION TO THE COMPANY'S PARTICIPATION IN THE PROJECT OF INTEGRATION OF COAL RESOURCES IN JIEXIU, SHANXI WAS CONSIDERED AND APPROVED.

1.

It was approved that the Company would participate in the integration of coal resources in Jiexiu, Shanxi by establishing Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation* (hereafter as "Coal Industry (Group)") together with Shanxi Aluminum Plant*, Jiexiu Luxin Coal Gasification Company Limited* (hereafter as "Luxin Company") as well as natural person shareholders by way of capital contribution of approximately RMB537 million, upon which the Company will hold 34% equity interest of Coal Industry (Group).

As Shanxi Aluminum Plant* is the subsidiary of Aluminum Corporation of China, the controlling shareholder of the Company, the joint establishment of Coal Industry (Group) by the Company and Shanxi Aluminum Plant by capital contribution constitutes a connected transaction. Mr. Xiong Weiping and Mr. Lv Youqing, being connected directors, had abstained from voting and other directors (including independent non-executive directors) had confirmed that:

(1)	the abovementioned connected transaction is conducted in the ordinary and usual course of business of the Company;

(2)	the abovementioned connected transaction is on normal commercial terms; and

(3)	the respective terms of the abovementioned connected transaction are fair and reasonable and in the interests of the Company and its shareholders as a whole.

2.	Independent directors of the Company had given their independent opinions on the abovementioned connected transaction.

3.

The management of the Company was authorized to deal with all matters and to execute agreements and all other necessary documents in relation to the project of integration of coal resources in Jiexiu, Shanxi.

The Company will make a further announcement of the details of the resolution in respect of the abovementioned connected transaction.

V.	THE PROPOSAL IN RELATION TO THE CONVENING OF THE 2010 SECOND EXTRAORDINARY GENERAL MEETING OF THE COMPANY WAS CONSIDERED AND APPROVED.

It was approved that the Company would convene the 2010 second extraordinary general meeting in due course. The secretary of the Board was authorized to determine such specific matters as time and venue in relation to the convening of the extraordinary general meeting and to conduct verification of the content of the announcement and circular. Resolutions to be considered at the extraordinary general meeting are as follows:

(1)	the proposal in relation to the expansion of business scope of the Company and the corresponding amendments to the Articles of Association.

(2)	the proposal in relation to the provision of a counter guarantee by the Company in favour of Aluminum Corporation of China for the Simandou Project in Guinea.

Notice is hereby given.

Document for public inspection: Resolutions of the Fifth Meeting of the Fourth Session of the Board of the Company

The Board of Aluminum Corporation of China Limited*
25 October 2010

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary